Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-285508

(To Product Supplement No. EQUITY ARN-1 dated July 29,
2025, Prospectus Supplement dated March 25, 2025

and Prospectus dated March 25, 2025)

1,023,423 Units $10 principal amount per unit CUSIP No. 063929707	Pricing Date Settlement Date Maturity Date	June 25, 2026 July 2, 2026 August 27, 2027

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF

▪	Maturity of approximately 14 months
▪	3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of 26.40%
▪	1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your principal at risk
▪	All payments occur at maturity and are subject to the credit risk of Bank of Montreal
▪	No periodic interest payments
▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
▪	Limited secondary market liquidity, with no exchange listing
▪	The notes are the unsecured obligations of Bank of Montreal. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are being issued by Bank of Montreal (“BMO”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-5 of product supplement EQUITY ARN-1.

The estimated initial value of the notes determined by us as of the pricing date, which we refer to as the initial estimated value, is $9.46 per unit, which is less than the public offering price listed below. However, as discussed in more detail in this term sheet, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” below for additional information.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$ 10.000	$10,234,230.00
Underwriting discount	$ 0.175	$179,099.02
Proceeds, before expenses, to BMO	$ 9.825	$10,055,130.98

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

June 25, 2026

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Summary

The Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027 (the “notes”) are our senior unsecured debt securities. The notes are not insured by the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, or secured by collateral. The notes rank equally with all of our other unsecured senior debt from time to time outstanding. Any payments due on the notes, including any repayment of principal, are subject to our credit risk.

The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Global X Robotics & Artificial Intelligence ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is equal to the Starting Value, you will receive the principal amount of your notes. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

Our initial estimated value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the initial estimated value of the notes is based on market conditions at the time it is calculated.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate described above. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” and “Structuring the Notes” below.

Terms of the Notes		Redemption Amount Determination
Issuer:	Bank of Montreal (“BMO”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Global X Robotics & Artificial Intelligence ETF (Bloomberg symbol: “BOTZ”)
Starting Value:	$36.61
Ending Value:	The average of the products of the Closing Market Price of the Underlying Fund on each calculation day occurring during the Maturity Valuation Period times its Price Multiplier on that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-24 of product supplement EQUITY ARN-1.
Price Multiplier:	1, subject to adjustment for certain events relating to the Underlying Fund, as described beginning on page PS-27 of product supplement EQUITY ARN-1
Participation Rate:	300%
Capped Value:	$12.64 per unit, which represents a return of 26.40% over the principal amount.
Maturity Valuation Period:	August 18, 2027, August 19, 2027, August 20, 2027, August 23, 2027 and August 24, 2027
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” below.
Joint Calculation Agents:	BMO Capital Markets Corp. (“BMOCM”) and BofA Securities, Inc. (“BofAS”), acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY ARN-1 dated July 29, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925011042/y725250424b2.htm

▪	Prospectus Supplement and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling toll-free at 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. When we refer to “we,” “us” or “our” in this term sheet, we refer only to Bank of Montreal.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Underlying Fund decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Hypothetical Payout Profile and Examples of Payments at Maturity

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $12.64 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, the Participation Rate of 300%, the Capped Value of $12.64 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund, which you would otherwise be entitled to receive if you invested in the Underlying Fund directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.50	-2.50%	$9.75	-2.50%
100.00(1)	0.00%	$10.00	0.00%
102.50	2.50%	$10.75	7.50%
105.00	5.00%	$11.50	15.00%
108.80	8.80%	$12.64(2)	26.40%
110.00	10.00%	$12.64	26.40%
120.00	20.00%	$12.64	26.40%
130.00	30.00%	$12.64	26.40%
140.00	40.00%	$12.64	26.40%
150.00	50.00%	$12.64	26.40%
160.00	60.00%	$12.64	26.40%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value for the Underlying Fund.
(2)	The Redemption Amount per unit cannot exceed the Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 102.50, or 102.50% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.50
= $10.75 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.64 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of product supplement EQUITY ARN-1, page S-2 of the prospectus supplement, and page 9 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation and Market-related Risks

▪	Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The public offering price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates or an agent or its affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

▪	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

▪	Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Fund, dividend rates and interest rates. Different pricing models and assumptions, including those used by the agent, its affiliates or other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BofAS or any of our respective affiliates would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BofAS or any of our respective affiliates or any other party would be willing to buy your notes in any secondary market at any time.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and advisor of the Underlying Fund may adjust the Underlying Fund in a way that affects its value, and these entities have no obligation to consider your interests.

▪	The sponsor of the index underlying the Underlying Fund may adjust such index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Accelerated Return Notes®	TS-6

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Underlying Fund or the securities held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control the Underlying Fund or any company included in the Underlying Fund, and have not verified any disclosure made by any company.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of the securities held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY ARN-1.

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Underlying Fund.

▪	Most of the securities held by the Underlying Fund are traded in a currency other than U.S. dollars and, for purposes of calculating the value of the Underlying Fund, are converted into U.S. dollars. Therefore, the value of the Underlying Fund will depend in part on the relevant exchange rates.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are unclear. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Income Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

▪	You should review carefully the sections of this term sheet and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional Risk Factors

The equity securities composing the Underlying Fund are concentrated in robotics and artificial intelligence-related companies.

The Underlying Fund seeks to provide investment results that correspond generally to the performance of an index composed of companies identified by the index provider as being involved in robotics and artificial intelligence-related themes, including industrial robotics and automation, unmanned vehicles and drones, non-industrial robotics, humanoid technology and artificial intelligence applications designed to enable robotics, robotic process automation and physical artificial intelligence. Accordingly, an investment in the notes exposes investors to risks associated with investments in the stocks of robotics and artificial intelligence-related companies. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting robotics and artificial intelligence-related companies than a different investment linked to securities of a more broadly diversified group of issuers.

Robotics and artificial intelligence companies may have limited product lines, markets, financial resources or personnel. These companies typically face risks posed by intense competition and potentially rapid product obsolescence, as well as government regulation and increased regulatory scrutiny. These companies are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. There can be no assurance these companies will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology. Robotics and artificial intelligence companies typically engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful. Rapid changes to technologies that affect a company’s products could have a material adverse effect on such company’s operating results. Robotics and artificial intelligence companies are also potential targets for cyberattacks, which can have a materially adverse impact on the performance of these companies. Robotics and artificial intelligence companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology.

These factors could adversely affect the value of the equity securities held by the Underlying Fund and the price of the Underlying Fund during the term of the notes, which may adversely affect the value of your notes.

Accelerated Return Notes®	TS-7

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

The index sponsor’s methodology for selecting companies for inclusion in the index underlying the Underlying Fund involves subjective judgments and may not accurately identify companies that benefit from robotics and artificial intelligence-related themes.

The index underlying the Underlying Fund is composed of companies identified by the index sponsor as being involved in robotics and artificial intelligence-related themes. The identification of companies with exposure to those themes depends on the index sponsor’s methodology and subjective judgments, including judgments regarding the industries and segments that may be positively impacted by robotics and artificial intelligence, which may change at each semi-annual reconstitution. There can be no assurance that the companies held by the Underlying Fund will benefit from the development, adoption or utilization of robotics, artificial intelligence, automation or related technologies.

A limited number of securities held by the Underlying Fund may affect its price, and the securities held by the Underlying Fund are not necessarily representative of the robotics and artificial intelligence theme.

While the securities held by the Underlying Fund are common stocks of companies generally considered to be involved in various segments of robotics and artificial intelligence-related businesses, the securities held by the Underlying Fund may not follow the price movements of the robotics and artificial intelligence theme generally. In addition, some companies held by the Underlying Fund may derive a significant portion of their revenues from business activities unrelated to robotics or artificial intelligence. As of the date of this term sheet, a small number of securities make up a significant portion of the total weight of the Underlying Fund’s holdings. If these securities decline in value, the Underlying Fund will likely decline in value even if security prices of companies with exposure to robotics and artificial intelligence-related themes generally increase in value.

The notes are subject to risks relating to emerging markets with respect to the Underlying Fund.

Some of the equity securities composing the Underlying Fund have been issued by companies in countries based in emerging markets. Emerging markets pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable financial markets and governments; may present the risks of nationalization of businesses; may impose restrictions on currency conversion, exports or foreign ownership and prohibitions on the repatriation of assets; may pose a greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and may have less protection of property rights, less access to legal recourse and less comprehensive financial reporting and auditing requirements than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions. The currencies of emerging markets may also be less liquid and more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. The foregoing factors may adversely affect the performance of companies based in emerging markets.

Accelerated Return Notes®	TS-8

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

The Underlying Fund

The Underlying Fund is issued by Global X Funds®, a registered investment company. The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Indxx Global Robotics & Artificial Intelligence Thematic Index, a modified market capitalization-weighted index that is designed to track the performance of companies listed in developed markets and China, as defined by Indxx, LLC (“Indxx”), that are expected to benefit from the adoption and utilization of robotics and artificial intelligence (“AI”), including companies involved in industrial robotics and automation, non-industrial robots, humanoid technology, artificial intelligence and unmanned vehicles. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-151713 and 811-22209 and can be inspected through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this term sheet. The Underlying Fund is listed on NYSE Arca, Inc. under the ticker symbol “BOTZ.” For more information about the Indxx Global Robotics & Artificial Intelligence Thematic Index, see “—The Indxx Global Robotics & Artificial Intelligence Thematic Index” below.

This term sheet relates only to the notes offered hereby and does not relate to the Underlying Fund. We have derived all disclosures contained in this term sheet regarding the Underlying Fund from the publicly available documents described in the preceding paragraph, without independent investigation. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Underlying Fund. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Underlying Fund in connection with the offer and sale of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Fund have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Underlying Fund could affect the value of, and any payments on, the notes.

We and/or our affiliates may presently or from time to time engage in business with the Underlying Fund. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Underlying Fund, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Fund. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The Indxx Global Robotics & Artificial Intelligence Thematic Index

We obtained all information contained in this term sheet regarding the Global Robotics & AI Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Indxx, the index sponsor. Indxx has no obligation to continue to publish, and may discontinue publication of, the Indxx Global Robotics & Artificial Intelligence Thematic Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Indxx Global Robotics & Artificial Intelligence Thematic Index in connection with the offer and sale of the notes.

The Global Robotics & AI Index is designed to track the performance of companies listed in developed markets (as defined by Indxx) and China, that are expected to benefit from the adoption and utilization of robotics and AI, including companies involved in industrial robotics and automation, non-industrial robots, humanoid technology, artificial intelligence and unmanned vehicles.

Eligible Universe of the Global Robotics & AI Index

Initial Universe

To be eligible for inclusion in the Global Robotics & AI Index, companies must first be eligible for inclusion in the “Initial Universe.” The Initial Universe of the Global Robotics & AI Index includes among the most liquid and investable companies in accordance with the standard market capitalization and liquidity criteria listed in developed markets (as defined by Indxx) and China. As of November 2025, companies from the following countries were eligible for inclusion in the Initial Universe of the Global Robotics & AI Index: Australia, Austria, Belgium, Canada, China, Denmark, Finland, France, Germany, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Poland, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan, the United Kingdom and the United States. China A-shares listed on the Shanghai Stock Exchange and Shenzhen Stock Exchange must be accessible through the Hong Kong Stock Connect program. For Chinese ADRs and GDRs (as defined below), the country of domicile or primary listing must be China.

As of November 2025, companies must have (i) a minimum market capitalization of $300 million, (ii) an average daily turnover for the last 6 months greater than or equal to $2 million (in the case of a significant IPO, an average daily turnover greater than or equal to $2 million since the IPO launch date), (iii) traded on 90% of the eligible trading days in the last 6 months and (iv) unless the security is a significant IPO, traded on 90% of the eligible trading days for the 3 months preceding the selection day in order to be eligible for inclusion in the Initial Universe of the Global Robotics & AI Index. In case a company does not have a trading history of 6 months due to its recent initial public offering (“IPO”), such company, in case of significant IPOs, must have started trading at least 10 calendar days prior to the Global Robotics & AI Index’s semi-annual reconstitution/ rebalancing process. In the case of other IPOs, such company must have started trading 3 months before the start of the Global Robotics & AI Index’s semi-annual reconstitution/ rebalancing process and should have traded on 90% of the eligible trading days for the past 3 months.

Accelerated Return Notes®	TS-9

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Criteria Applied to the Initial Universe

The companies in the Initial Universe must then satisfy the following criteria:

•	Free Float. All companies must have a minimum free float equivalent to 10% of shares outstanding.

•	Maximum Price. Companies trading at a price of $10,000 or above are ineligible for inclusion in the Global Robotics & AI Index. This rule does not apply to existing constituents of the Global Robotics & AI Index.

•	Security Type. The following security types are eligible for inclusion: common stock; American depositary receipts (“ADRs”) and global depositary receipts (“GDRs”).

•	Share Classes. The existing share class/listing in the Initial Universe is retained if it satisfies all the eligibility criteria of the Global Robotics & AI Index. If an ADR of the company exists, it is given preference over all other share classes. The most liquid share class/listing is considered for inclusion.

Companies in the Initial Universe that satisfy the criteria discussed above form the “Eligible Universe” of the Global Robotics & AI Index.

Selection Process of Robotics & AI Companies within the Eligible Universe

From the Eligible Universe, Indxx identifies “Robotics & AI Companies” by applying a proprietary analysis that consists of two primary components: sub-theme identification and company analysis. As part of the sub-theme identification process, Indxx undertakes research with a focus on identifying the industries and segments that would be positively impacted by robotics and AI. The industries identified through this research-based approach are subject to change at every semi-annual reconstitution.

As of November 2025, Indxx has defined robotics and artificial intelligence as being comprised of the following sub-themes:

SUB-THEME	DESCRIPTION
Industrial Robots and Automation	These are companies that provide robots and robotic automation products and services with a focus on industrial applications.
Unmanned Vehicles and Drones	These are companies that are involved in the development and production of unmanned vehicles (including hardware and software for autonomous cars), drones and robots for both military and consumer markets.
Non-Industrial Robotics	These are companies that are involved in developing robots and AI that are used for non-industrial applications, including but not limited to agriculture, healthcare, consumer applications and entertainment.
Humanoid Technology	These are companies that are involved in the development of humanoid robots and related technology designed to replicate human form and movement for use in non-industrial applications such as healthcare, consumer services, entertainment, and other environments built for human interaction.
Artificial Intelligence	These are companies that develop that develop AI chips, software, or platforms specifically designed to enable robotics, robotic process automation, and physical AI applications. This includes technologies such as computer vision, motion planning, real- time inference, and autonomy stacks that power robotic systems. Companies focused solely on software automation or enterprise AI without direct integration into physical or robotic systems are excluded.

In order to be included in the Global Robotics & AI Index, companies must fall into one of the following three categories:

1.	Pure-Play: companies that derive a significant portion (greater than 50%) of their revenues from the eligible robotics and AI sub-themes or have stated their primary business to be in products and services focused on these segments. These companies are considered “pure play” and represent the core of the Global Robotics & AI Index.

2.	Pre-Revenue: companies that have not yet commenced revenue generation but are actively developing products, technologies, or services aligned specifically with the eligible sub-themes of robotics and artificial intelligence. Inclusion in this category is based on demonstrated focus through continuous innovation, strategic investments, research and development, or commercial partnerships that reflect a strong commitment to these areas. Such companies operate exclusively within these defined sub-themes and do not engage in business activities outside the scope of robotics and artificial intelligence.

3.	Diversified-Revenue: companies that generate less than 50% of their revenues from eligible robotics and AI themes but are recognized as significant contributors to the space. These include firms with notable and sustained activities across two or more sub-themes, demonstrated through key business units, acquisitions, partnerships, or leadership in enabling technologies. A maximum of 10 diversified companies may be included in the Global Robotics & AI Index at any time.

Accelerated Return Notes®	TS-10

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Final Composition of the Global Robotics & AI Index

From the Selection List, the top “Pure-Play,” “Pre-Revenue,” and “Diversified-Revenue” robotics and AI companies by market capitalization will form the final portfolio. The portfolio will include up to 100 companies, with the number of companies in the Diversified-Revenue category always capped at 10. If fewer than 100 companies qualify for inclusion, all eligible companies will be included, provided that the number of Diversified companies does not exceed the 10-company limit.

Index Calculation and Weighting

The Global Robotics & AI Index is weighted as follows:

•	Components are weighted based on their security-level market capitalization.

•	Each Diversified-Revenue company is subject to a 2% weight cap, with the total allocation to all Diversified-Revenue companies capped at 10%

•	The aggregate weight of Chinese companies in the Global Robotics & AI Index is capped at 10%. This includes companies listed on Chinese stock exchanges (such as China A-shares accessible through the Hong Kong Stock Connect), as well as Chinese ADRs and GDRs, where the company is either incorporated in China or primarily listed there.

•	A single security weight cap of 8% is applied on the Pure-Play and Pre-Revenue companies.

•	Total weight of the securities with weights greater than 5% is capped at 40%. A single cap of 4.5% is applied on the securities with weights greater than 5% and the excess weight is redistributed proportionally amongst the uncapped securities.

Index Maintenance

Buffer Rules

To reduce turnover, the following buffer rules apply:

•	Market Capitalization. A constituent shall continue to be included in the Initial Universe if its market capitalization is greater than or equal to 80% of the previously defined market capitalization minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the market capitalization criteria up to a deviation of 20%, then it will be retained in the Initial Universe.

•	Liquidity. A constituent shall continue to be included in the Initial Universe if its 6-month average daily turnover is greater than or equal to 70% of the previously defined liquidity minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the liquidity criteria up to a deviation of 30%, then it will be retained in the Initial Universe.

•	Continued Representation in the Global Robotics & AI Index. Additionally, an existing index constituent shall continue to remain in the Global Robotics & AI Index if it is part of the top 120 companies by market capitalization, even if it is not part of the top 100 constituents.

Reconstitution, Rebalancing and Reviews

The Global Robotics & AI Index follows a semi-annual reconstitution and rebalancing schedule. The new portfolio becomes effective at the close of second Friday of March and September each year (the “Effective Day”). The selection of index constituents and portfolio creation process start on the close of the nearest Friday falling at least one month before the Effective Day (the “Selection Day”). The Selection List is created based on the data of the Selection Day. Weights are calculated at the close of the seventh trading day prior (six trading day prior) to the Effective Day. To capture IPOs and changes in the structure of a company’s business due to corporate actions, the composition of the Global Robotics & AI Index is reviewed on a semi-annual basis.

Corporate Actions

Corporate actions (such as stock splits, special dividends, spin-offs and rights offerings) are applied to the Global Robotics & AI Index on the ex-date or earlier as decided by the index committee.

Accelerated Return Notes®	TS-11

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from September 13, 2016 through the pricing date. We obtained this historical data from Bloomberg Finance L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Finance L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $36.61. The graph below may have been adjusted to reflect certain actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Underlying Fund.

Accelerated Return Notes®	TS-12

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS has advised us that MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BMO or for any purpose other than that described in the immediately preceding sentence.

Accelerated Return Notes®	TS-13

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with costs associated with offering, structuring and hedging the notes, results in the initial estimated value of the notes on the pricing date being less than the public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Underlying Fund. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MLPF&S, BofAS and/or one of their or our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by our affiliates, MLPF&S, BofAS or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that the agent, and their or our respective affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-20 of product supplement EQUITY ARN-1.

Accelerated Return Notes®	TS-14

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Canadian Federal Income Tax Summary” in the product supplement EQUITY ARN-1.

United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—ARNs Treated as Open Transactions” in the accompanying product supplement.

Even if the treatment of the notes as “open transactions” is respected, a purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain a U.S. investor would otherwise recognize in respect of a note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the U.S. investor held the securities, and the U.S. investor would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority there is significant uncertainty as to whether or how these rules will apply to the notes. U.S. investors should read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—ARNs Treated as Open Transactions—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult their tax advisors regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to notes issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on our determination that the notes do not have a delta of one with respect to any underlying security, the notes should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Accelerated Return Notes®	TS-15

Accelerated Return Notes®
Linked to the Global X Robotics & Artificial Intelligence ETF, due August 27, 2027

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank of Montreal in conformity with the indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank of Montreal, subject to the following limitations (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the trustees’ authorization, execution and delivery of the indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated March 25, 2025, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated March 25, 2025.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank of Montreal, when the notes offered by this pricing supplement have been issued by the Bank of Montreal pursuant to the indenture, the trustee has made the appropriate entries or notations to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Bank of Montreal, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank of Montreal, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated March 25, 2025, which has been filed as an exhibit to Bank of Montreal’s report on Form 6-K filed with the SEC on March 25, 2025.

Accelerated Return Notes®	TS-16